SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

GGP Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

36174X101

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 359-8598

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

March 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36174X101		Page 2 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 327,053,880*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 327,053,880*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 327,053,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%*
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

CUSIP No. 36174X101		Page 3 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 327,053,880*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 327,053,880*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 327,053,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%*
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

CUSIP No. 36174X101		Page 4 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPG Holdings Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 5 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPG Holdings Group (US) Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 6 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 7 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser US, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 8 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 9 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 10 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BUSC Finance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 11 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 12 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,094,965*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,094,965*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 79,094,965*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 13 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings II Sub III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 351,958*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 351,958*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 351,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 14 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BW Purchaser, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,989,228*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,989,228*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,989,228*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 15 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 16 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 17 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 18 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 19 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 1 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 20 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Split Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 21 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,438,596*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,438,596*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 255,438,596*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 22 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,433,107*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,433,107*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 139,433,107*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 23 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 24 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings Warrants LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,063,298*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,063,298*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,063,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 25 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Office Properties Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 26 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1706065 Alberta ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 27 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holding Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hungary

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 28 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Properties, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 29 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Properties Subco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 30 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BOP (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,438,596*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,438,596*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 255,438,596*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 31 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II Subco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,000,412*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,000,412*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 53,000,412*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 32 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 33 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Properties Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,338,142*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,338,142*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,338,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101		Page 34 of 54 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BFP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,338,142*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,338,142*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,338,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.2% of the shares of Common Stock. See Item 5.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 20”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”), January 19, 2011 (“Amendment No. 2”), January 28, 2011 (“Amendment No. 3”), May 12, 2011 (“Amendment No. 4”), August 27, 2012 (“Amendment No. 5”), September 11, 2012 (“Amendment No. 6”), January 3, 2013 (“Amendment No. 7”), April 16, 2013 (“Amendment No. 8”), August 9, 2013 (“Amendment No. 9”), November 5, 2013 (“Amendment No. 10”), November 14, 2013 (“Amendment No. 11 ”), February 8, 2014 (“Amendment No. 12 ”), February 6, 2015 (“Amendment No. 13”), July 19, 2016 (“Amendment No. 14”), August 21, 2016 (“Amendment No. 15”), August 2, 2017 (“Amendment No. 16”), October 11, 2017 (“Amendment No. 17”), October 31, 2017 (“Amendment No. 18”) and November 11, 2017 (“Amendment No. 19”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19 and this Amendment No. 20 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 20 relates to the common stock, par value $0.01 per share (“Common Stock”), of GGP Inc. (formerly General Growth Properties, Inc.), a Delaware corporation (the “Company”).

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 200 million Class A Limited Voting Shares, representing approximately 20% of the outstanding Class A Limited voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield US Holdings Inc. (“BUSHI”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield US Corporation (“BUSC”), a Delaware corporation and a wholly-owned subsidiary of BUSHI;

(vi) Brookfield Property Group LLC (“BPG”), a Delaware limited liability company and a wholly-owned subsidiary of BUSC Finance (defined below);

(vii) Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC US”), a Delaware limited liability company and a wholly-owned subsidiary of BPG;

(viii) BPG Holdings Group Inc. (“BPGH”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(ix) BPG Holdings Group (US) Holdings Inc. (“BPGUSH”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BPGH;

(x) Brookfield Property Partners Limited (“BP Partners Limited”), an exempted company formed under the laws of Bermuda and the general partner of BPY (defined below);

(xi) Brookfield Property Partners L.P. (“BPY” or “Parent”), an exempted limited partnership formed under the laws of Bermuda and the managing general partner of Holding LP (defined below);

(xii) Brookfield Property L.P. (“Holding LP”), an exempted limited partnership formed under the laws of Bermuda;

(xiii) Brookfield Retail Holdings II Sub III LLC (“BRH II Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xiv) Brookfield Retail Holdings VII LLC (“BRH VII”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xv) BW Purchaser, LLC (“BWP”), a Delaware limited liability company;

(xvi) Brookfield BPY Holdings Inc. (“CanHoldco”), a corporation formed under the laws of Ontario and a subsidiary of Holding LP;

(xvii) BPY Canada Subholdings 1 ULC (“CanHoldco 1”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco;

(xviii) Brookfield Property Split Corp. (“Split Corp”), a corporation formed under the laws of British Columbia and a subsidiary of CanHoldco 1 and Holding LP;

(xix) Brookfield BPY Retail Holdings I LLC (“BPY Holdings I”), a Delaware limited liability company and a subsidiary of BOP (defined below);

(xx) Brookfield BPY Retail Holdings II LLC (“BPY Holdings II”), a Delaware limited liability company and a subsidiary of BPY Holdings I;

(xxi) Brookfield Retail Holdings Warrants LLC (“BRH Warrants”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xxii) Brookfield BPY Retail Holdings III LLC (“BPY Holdings III”), a Delaware limited liability company and a subsidiary of BPY Holdings I;

(xxiii) Brookfield Office Properties Inc. (“BPO”), a corporation formed under the laws of Canada and an indirect subsidiary of CanHoldco;

(xxiv) 1706065 Alberta ULC (“Alberta ULC”), an unlimited liability corporation formed under the laws of Alberta and a subsidiary of BPO;

(xxv) Brookfield Holding Limited Liability Company (“Brookfield Hold LLC”), a limited liability company formed under the laws of Hungary and a subsidiary of Alberta ULC;

(xxvi) Brookfield Properties, Inc. (“BPI”), a Delaware corporation and a subsidiary of Brookfield Hold LLC;

(xxvii) Brookfield Properties Subco LLC (“New BPI Subco”), a Delaware limited liability company and a subsidiary of BPI;

(xxviii) BOP (US) LLC (“BOP”), a Delaware limited liability company and a subsidiary of New BPI Subco;

(xxix) Brookfield BPY Retail Holdings II Subco LLC (“New GGP Subco”), a Delaware limited liability company and a subsidiary of BFPH (defined below);

(xxx) BUSC Finance LLC (“BUSC Finance”), a Delaware limited liability company and a subsidiary of BUSC;

(xxxi) BPY Retail V LLC (“BPY V”), a Delaware limited liability company and a subsidiary of BPY Holdings III;

(xxxii) Brookfield Properties Investor LLC (“Brookfield Properties Investor”), a Delaware limited liability company and a subsidiary of BPY Holdings II; and

(xxxiii) Brookfield BFP Holdings LLC (“BFPH”), a Delaware limited liability company and a subsidiary of Brookfield Properties Investor.

Schedule XLVI to Amendment No. 14 with respect to BPO, Schedule XLVII to Amendment No. 14 with respect to BPI, Schedule XLVIII to Amendment No. 14 with respect to BOP, Schedule XLIX to Amendment No. 14 with respect to New BPI Subco, Schedule L to Amendment No. 14 with respect to Alberta ULC, Schedule LI to Amendment No. 14 with respect to Brookfield Hold LLC, Schedule LII to Amendment No. 14 with respect to New GGP Subco, Schedule LIV to Amendment No. 14 with respect to BPG, Schedule LV to Amendment No. 14 with respect to Brookfield, Schedule LVI to Amendment No. 14 with respect to Partners Limited, Schedule LVII to Amendment No. 14 with respect to BRH II Sub, Schedule LXIII to Amendment No. 14 with respect to BAMPIC US, Schedule LXIV with respect to Split Corp, Schedule LXV to Amendment No. 14 with respect to CanHoldco, Schedule LXVI to Amendment No. 14 with respect to CanHoldco 1, Schedule LXVII to Amendment No. 14 with respect to BP Partners Limited, Schedule LXVIII to Amendment No. 14 with respect to BUSHI, Schedule LXIX to Amendment No. 14 with respect to BHC, Schedule LXX to Amendment No. 14 with respect to BUSC, Schedule LXXI to Amendment No. 14 with respect to BWP, Schedule LXXIII to Amendment No. 14 with respect to BRH VII, Schedule LXXIV to Amendment No. 14 with respect to BPY Holdings I, Schedule LXXV to Amendment No. 14 with respect to BPY Holdings II, Schedule LXXVI to Amendment No. 14 with respect to BPY Holdings III, Schedule LXXVIII to Amendment No. 14 with respect to BRH Warrants, Schedule LXXIX to Amendment No. 15 with respect to BPGH, Schedule LXXX to Amendment No. 15 with respect to BPGUSH, Schedule LXXXI to Amendment No. 16 with respect to BUSC Finance, Schedule LXXXII to Amendment No. 18 with respect to BPY V, Schedule LXXXIII to Amendment No. 18 with respect to Brookfield Properties Investor and Schedule LXXXIV to Amendment No. 18 with respect to BFPH set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b) The principal business address of each of Brookfield, Partners Limited, BPGH, BPGUSH, BHC, BUSHI, CanHoldco and CanHoldco 1 is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BPO and Split Corp is 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BP Partners Limited, BPY and Holding LP is 73 Front Street, 5th Fl Hamilton HM 12 Bermuda. The principal business address of Brookfield Hold LLC is Budapest 1074, Dohany utca 12 Budapest, Hungary. The principal business address of Alberta ULC is Suite 1700, 335 8th Avenue SW, Calgary AB T2P 1C9. The principal business address of each of BUSC, BUSC Finance, BRH II Sub, BWP, BRH VII, BPY Holdings I, BPY Holdings II, BRH Warrants, BPY Holdings III, BAMPIC US, BPI, New BPI Subco, BOP, New GGP Subco, BPG, BPY V, Brookfield Properties Investor and BFPH is Brookfield Place, 250 Vesey Street, New York, NY 10281-1023.

Schedule XLVI, Schedule XLVII, Schedule XLVIII, Schedule XLIX, Schedule L, Schedule LI, Schedule LII, Schedule LIV, Schedule LV, Schedule LVI, Schedule LVII, Schedule LXIII, Schedule LXIV, Schedule LXV, Schedule LXVI, Schedule LXVII, Schedule LXVIII, Schedule LXIX, Schedule LXX,

Schedule LXXI, Schedule LXXIII, Schedule LXXIV, Schedule LXXV, Schedule LXXVI and Schedule LXXVIII to Amendment No. 14, Schedule LXXIX and Schedule LXXX to Amendment No. 15, Schedule LXXXI to Amendment No. 16 and Schedule LXXXII, Schedule LXXXIII and Schedule LXXXIV to Amendment No. 18 set forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to own and operate assets with a focus on real estate, renewable power, infrastructure and private equity. The principal business of each of Partners Limited, BPGH, BPGUSH, BHC, BUSHI, BUSC, BUSC Finance, BPG, BP Partners Limited, BPY, Holding LP, CanHoldco, BPO, Alberta ULC, Brookfield Hold LLC, BPI, BOP, New BPI Subco, New GGP Subco, BPY Holdings I, BPY Holdings II, BPY Holdings III, Split Corp, CanHoldco 1, Brookfield Properties Investor and BFPH is to serve as a holding company. The principal business of BAMPIC US is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below). The principal activity of each of BRH II Sub, BRH VII and BRH Warrants, BWP and BPY V is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.

Schedule XLVI, Schedule XLVII, Schedule XLVIII, Schedule XLIX, Schedule L, Schedule LI, Schedule LII, Schedule LIV, Schedule LV, Schedule LVI, Schedule LVII, Schedule LXIII, Schedule LXIV, Schedule LXV, Schedule LXVI, Schedule LXVII, Schedule LXVIII, Schedule LXIX, Schedule LXX, Schedule LXXI, Schedule LXXIII, Schedule LXXIV, Schedule LXXV, Schedule LXXVI and Schedule LXXVIII to Amendment No. 14, Schedule LXXIX and Schedule LXXX to Amendment No. 15, Schedule LXXXI to Amendment No. 16 and Schedule LXXXII, Schedule LXXXIII and Schedule LXXXIV to Amendment No. 18 set forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule XLVI, Schedule XLVII, Schedule XLVIII, Schedule XLIX, Schedule L, Schedule LI, Schedule LII, Schedule LIV, Schedule LV, Schedule LVI, Schedule LVII, Schedule LXIII, Schedule LXIV, Schedule LXV, Schedule LXVI, Schedule LXVII, Schedule LXVIII, Schedule LXIX, Schedule LXX, Schedule LXXI, Schedule LXXIII, Schedule LXXIV, Schedule LXXV, Schedule LXXVI and Schedule LXXVIII to Amendment No. 14, Schedule LXXIX and Schedule LXXX to this Amendment No. 15, Schedule LXXXI to Amendment No. 16 and Schedule LXXXII, Schedule LXXXIII and Schedule LXXXIV to Amendment No. 18 set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to incorporate by reference Item 4 of this Amendment No. 20.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On March 26, 2018, each of Parent and Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company. A copy of the Merger Agreement is attached hereto as Exhibit 99.1.

In connection with its entry into the Merger Agreement, on March 26, 2018, the Company also entered into (i) a Voting and Support Agreement (the “Voting Agreement”) and a Class B Stock Exchange Agreement (the “Class B Exchange Agreement”) with certain holders of Common Stock who are affiliated with Parent and in the aggregate hold approximately 34% of the outstanding Common Stock (such holders collectively, the “Voting Parties”), (ii) a letter agreement with Brookfield (the “BAM Letter Agreement”), and (iii) a letter agreement with Brookfield and Parent (the “MSA Letter Agreement” and, together with the Merger Agreement, the Voting Agreement, the Class B Exchange Agreement and the BAM Letter Agreement, the “Transaction Agreements”).

The Merger Agreement provides for, among other things, the acquisition of the Company by Parent on the terms and subject to the conditions set forth therein, through a series of transactions including: (i) the amendment and restatement of the Company’s certificate of incorporation (the “Charter Amendment”) in order to, among other things, authorize the Company to issue a new series of class A stock, par value $0.01 per share (the “Class A Stock”), class B stock, par value $0.01 per share (the “Class B Stock”) and class C stock, par value $0.01 per share (the “Class C Stock”); (ii) the amendment and restatement of the Company’s bylaws (the “Bylaws Amendment”); (iii) the amendment and restatement of the Fourth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement Amendment and Restatement”) of GGP Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”); (iv) following the Charter Amendment, the exchange of all Common Stock held by the Voting Parties for newly issued shares of Class B Stock on the terms and subject to the conditions set forth in the Class B Exchange Agreement (the “Class B Exchange”); (v) following the completion of the Class B Exchange, the consummation of certain transactions, including recapitalization and financing transactions (the “Requested Transactions”) as Parent may request between the date of the Merger Agreement and the closing of the Transactions; (vi) following the completion of the Class B Exchange and the Requested Transactions, the declaration of a special dividend payable to the holders of record of Common Stock (but excluding, for the avoidance of doubt, the Voting Parties), consisting of the Aggregate Cash Dividend Amount (as such term is defined in the Merger Agreement) and a number of shares of Class A Stock equal to the Aggregate Stock Dividend Amount (as such term is defined in the Merger Agreement) at the election of the Company’s stockholders subject to certain limitations in the Merger Agreement (the “Pre-Closing Dividend”); (vii) following the completion of the Charter Amendment, Class B Exchange and the declaration of the Pre-Closing Dividend, the merger of Acquisition Sub with and into the Company, with the Company surviving the merger (the “Merger” and together with the Partnership Agreement Amendment and Restatement, the Class B Exchange, the Pre-Closing Dividend, the Requested Transactions and the other transactions contemplated by the Transaction Agreements, the “Transactions”); and (viii) immediately following the effective time of the Merger (the “Merger Effective Time”), the acquisition by Parent or an affiliate of Parent from any holder of Common Stock as of the Merger Effective Time that made an affirmative election (the “Parent Common Units Election”) to receive limited partnership units of Parent (“Parent Common Units”) of the shares of Class A Stock entitled to be received in the Pre-Closing Dividend by such electing stockholder in exchange for an equal number of Parent Common Units (the “Parent Common Units Exchange”). In the event that there is (or is deemed to be pursuant to the terms of the Merger Agreement) (x) a Parent Common Units Election with respect to 80% or more of the shares of Class A Stock to be issued in the Pre-Closing Dividend, then, at Parent’s election, all shares of Class A Stock that are issued in the Pre-Closing Dividend shall be exchanged for Parent Common Units in the Parent Common Units Exchange, and (y) a Parent Common Units Election with respect to 90% or more of the shares of Class A Stock to be issued in the Pre-Closing Dividend, then all shares of Class A Stock that are issued in the Pre-Closing Dividend shall be exchanged for Parent Common Units in the Parent Common Units Exchange.

Each share of Common Stock that is issued and outstanding immediately prior to the effective time of the Merger (except for certain excluded shares of Common Stock, including restricted shares of Common Stock (“Company Restricted Shares”) and shares held by the Voting Parties) and shall be cancelled and extinguished and automatically converted into the right to receive in cash from Parent, without interest thereon, an amount equal to the Per Share Merger Consideration (as such term is defined in the Merger Agreement).

Options to purchase shares of Common Stock (“Company Options”) that are in-the-money will generally be deemed to be net settled for a number of Common Stock that will receive cash and shares of Class A Stock pursuant to the Pre-Closing Dividend and the Per Share Merger Consideration. Company Options that are out-of-the-money will generally be converted into an equivalent option to purchase Parent Common Units. Company Restricted Shares granted prior to January 1, 2018 will generally be canceled (with any performance conditions deemed met at target) and will receive cash and be converted into a restricted share award of Class A Stock, which cash and restricted share award will have an aggregate value determined based on the Pre-Closing Dividend and the Per Share Merger Consideration. Company Restricted Shares granted in 2018 will generally be converted into an equivalent restricted share award on Class A Stock (with any performance conditions deemed met at target). Each converted option and restricted share award will remain subject to the same service based vesting conditions as applied to the Company award, except that the awards will vest upon an involuntary termination within two years after closing. Company equity-based awards based on limited partnership units of the Operating Partnership will generally be subject to comparable provisions following the Merger. Outstanding equity-based awards that are governed by existing “single-trigger” change in control provisions or that are held by recently hired or departed executives will generally be governed by their existing terms.

Pursuant to the Voting Agreement, the Voting Parties have agreed, upon the terms and subject to the conditions set forth therein, to vote all their Common Stock (subject to certain exceptions): (i) in favor of the adoption of the Merger Agreement and the approval of the Transactions and any action or proposal that would reasonably be expected to be in furtherance of the foregoing; and (ii) against any other action, proposal or agreement that is not recommended by the Board, upon the recommendation of the Special Committee, and that would reasonably be expected to (x) result in a breach of any covenant, representation or warranty of the Company under the Merger Agreement, (y) result in any of the conditions to the consummation of the Merger, the Charter Amendment or the Bylaws Amendment under the Merger Agreement not being fulfilled or (z) impede or adversely affect the Merger, the Charter Amendment, the Bylaws Amendment and the other transactions contemplated by the Merger Agreement. A copy of the Voting Agreement is attached hereto as Exhibit 99.2.

Pursuant to the Class B Exchange Agreement, the Voting Parties agreed, upon the terms and subject to the conditions set forth therein and in the Merger Agreement, to consummate the Class B Exchange. A copy of the Class B Exchange Agreement is attached hereto as Exhibit 99.3.

Pursuant to the terms of the Class A Stock set forth in the Charter Amendment, each holder of Class A Stock will have the right to require the Company to exchange each of its shares of Class A Stock for cash in an amount, subject to adjustment, equal to the then current value of a Parent Common Unit in accordance with the terms and conditions set forth therein; provided that an affiliate of Parent may elect, in its sole discretion, to satisfy the Company’s obligations with respect to such exchange right by acquiring such shares of Class A Stock in exchange for Parent Common Units in accordance with the terms and conditions set forth therein. Pursuant to the BAM Letter Agreement, Brookfield, acting as the beneficial or legal owner of record of a number of Parent Common Units and a number of redemption exchange units of Holding L.P. (which are exchangeable into Parent Common Units), has agreed to enter into as soon as practicable after the date thereof and in any event at or prior to the closing of the Transactions, a rights agreement substantially in the form attached thereto (the “Rights Agreement”), pursuant to which, on the terms and subject to the conditions to be set forth therein, Brookfield will agree to satisfy any Class A stockholder’s exchange rights by delivering Parent Common Units or, at Brookfield’s sole election, cash in the event that (i) the Company has not satisfied its cash exchange obligation described above and (ii) Parent’s affiliate has not elected to satisfy the Company’s exchange obligation by exchanging such Class A stockholder’s shares of Class A Stock for Parent Common Units. The BAM Letter Agreement also provides that Brookfield will deliver or cause to be delivered the Parent Unitholder Consent upon the terms and subject to the conditions set forth therein. A copy of the BAM Letter Agreement is attached hereto as Exhibit 99.4.

The Board of Directors of the Company (the “Board”), acting upon the unanimous recommendation of a committee of the Board consisting only of non-management independent directors of the Company (excluding, for the avoidance of doubt, representatives of Parent on the Board) (the “Special Committee”), has unanimously (excluding, for the avoidance of doubt, representatives of Parent on the Board) (i) determined that the Transaction Agreements and the Transactions are advisable and in the best interests of the Company and the holders of Common Stock, (ii) approved the execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions and (iii) resolved to recommend adoption of the Merger Agreement and approval of the Charter Amendment and the Bylaws Amendment by the holders of Common Stock.

On a date to be announced, the holders of Common Stock of the Company will be asked to vote on the adoption of the Merger Agreement, the approval of the Charter Amendment and the approval of the Bylaws Amendment at a special meeting of the holders of Common Stock of the Company. The consummation of the Transactions is subject to the conditions that (i) the Merger Agreement and the Merger have been adopted, in each case, by the affirmative vote of (x) holders of a majority of the Common Stock and (y) holders of a majority of the Common Stock (excluding the Target Shares, as defined in the Standstill Agreement between the Company and affiliates of Brookfield); and (ii) the Charter Amendment and the Bylaws Amendment have been approved by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the Common Stock (collectively, the “Requisite Stockholder Approvals”). The consummation of the Transactions is also subject to certain other conditions, including (i) no court or government orders enjoining or restraining the Transactions, (ii) obtaining the consent of the holders of a majority of the Parent Common Units for the issuance of Parent Common Units in the Parent Common Units Exchange (the “Parent Unitholder Consent”) unless Parent has obtained a determination from the Toronto Stock Exchange that such consent is not required, (iii) effectiveness of registration statements on Form F-4 and Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), (iv) authorization for listing (x) the Parent Common Units to be issued in the Parent Common Units Exchange on the NASDAQ and (y) to the extent applicable, the Class A Stock to be issued in the Transactions on the NASDAQ or the NYSE, (v) receipt by the Company of an opinion in respect of the solvency of the surviving Company, subject to certain qualifications, after giving effect to the Transactions, (vi) receipt by the Company of a legal opinion in respect of the partnership status of Parent for U.S. federal income tax purposes, (vii) receipt by Parent of a legal opinion in respect of the Company’s REIT status under the Internal Revenue Code of 1986, as amended, (viii) availability of a registration statement registering (x) Parent Common Units issuable in the event an affiliate of Parent elects, in its sole discretion, to satisfy the Company’s exchange right obligation to a holder of Class A Stock and (y) the resale of Parent Common Units to be transferred by Brookfield in accordance with the terms of the Rights Agreement, (ix) the absence of a Company Material Adverse Effect (as such term is defined in the Merger Agreement) since the date of the Merger Agreement that remains in effect and (x) the absence of any Parent Material Adverse Effect (as such term is defined in the Merger Agreement) since the date of the Merger Agreement that remains in effect. Each party’s obligation to consummate the Transactions is also subject to additional conditions, including the other party’s compliance with the covenants and agreements contained in the Merger Agreement in all material respects and the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) contained in the Merger Agreement. The Transactions are expected to close in the third quarter of 2018.

The Company has agreed to take all actions as is necessary to cause, effective as of the Merger Effective Time, the Board to consist of the directors selected by Parent and identified in writing to the Company. The new members appointed to the Board shall be approved by the Board prior to the Merger Effective Time.

Pursuant to the MSA Letter Agreement, each of Brookfield (on behalf of certain of its affiliates) and the Company has agreed to negotiate in good faith and to enter into a new master services agreement, effective as of and conditioned upon closing of the Transactions, and Brookfield has agreed to waive certain management fees relating thereto for a period of 12 months after the effective date of such master services agreement and otherwise upon the terms and conditions set forth in the MSA Letter Agreement. The MSA Letter Agreement also provides for the waiver by Brookfield of certain incremental management fees associated with the number of Parent Common Units issued in the Parent Common Units Exchange that may otherwise be payable by Parent for a period of 12 months thereafter. A copy of the MSA Letter Agreement is attached hereto as Exhibit 99.5.

On March 26, 2018, substantially concurrently with the execution and delivery of the Merger Agreement, Brookfield Retail Holdings VII Sub 3 LLC (“Holdings VII Sub 3”), an affiliate of BPY, entered into a Commitment Letter with certain financial institutions party thereto as joint lead arrangers and initial lenders, a copy of which is attached hereto as Exhibit 99.6, whereby such financial institutions committed to provide a $7.875 billion senior secured bridge term loan facility, a $1.5 billion senior secured revolving credit facility, a $1.5 billion senior secured tranche A-1 term loan facility and a $2.0 billion senior secured tranche A-2 term loan facility in connection with the Transactions, subject to the terms and conditions therein.

On March 26, 2018, BPY issued a press release announcing the terms of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.7.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 957,017,459 shares of Common Stock reported by the Company as outstanding, as of February 19, 2018, in its annual report on Form 10-K filed with the SEC on February 22, 2018.

As of the close of business on March 26, 2018, BWP directly held 12,989,228 shares of Common Stock, representing approximately 1.4% of the shares of Common Stock; New GGP Warrants LLC (“New GGP Warrants”), a Delaware limited liability company, directly held 28,573,419 shares of Common Stock, representing approximately 3.0% of the shares of Common Stock; BRH Warrants directly held 24,063,298 shares of Common Stock, representing approximately 2.5% of the shares of Common Stock;

and Brookfield Retail Mall LLC (“Retail Mall”), a Delaware limited liability company, directly held 2,577,297 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock. As direct or indirect controlling persons of each of BWP, New GGP Warrants, BRH Warrants and Retail Mall, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI and New BPI Subco may be deemed to share with each of BWP, New GGP Warrants, BRH Warrants and Retail Mall beneficial ownership of such shares of Common Stock.

As of the close of business on March 26, 2018, BRH VII directly held 79,094,965 shares of Common Stock, representing approximately 8.3% of the shares of Common Stock. As direct or indirect controlling persons of BRH VII, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I and BPY Holdings II may be deemed to share with BRH VII beneficial ownership of such shares of Common Stock.

As of the close of business on March 26, 2018, BPY Retail I LLC (“BPY I”), a Delaware limited liability company, directly held 45,890,612 shares of Common Stock, representing approximately 4.8% of the shares of Common Stock, and BPY V directly held 70,114,877 shares of Common Stock, representing approximately 7.3% of the shares of Common Stock. As direct or indirect controlling persons of each of BPY I and BPY V, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP and BPY Holdings I may be deemed to share with BPY I and BPY V beneficial ownership of such shares of Common Stock.

As of the close of business on March 26, 2018, New Brookfield BPY Retail Holdings II LLC (“New LLC 1”) directly held 6,985,772 shares of Common Stock, representing approximately 0.7% of the shares of Common Stock, and New GGP Subco directly held 53,000,412 shares of Common Stock, representing approximately 5.5% of the shares of Common Stock. As direct or indirect controlling persons of each of New LLC 1 and New GGP Subco, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I, BPY Holdings II, Brookfield Properties Investor and BFPH may be deemed to share with each of New LLC 1 and New GGP Subco beneficial ownership of such shares of Common Stock.

As of the close of business on March 26, 2018, BRH II Sub directly held 351,958 shares of Common Stock, representing approximately 0.04% of the shares of Common Stock. As direct or indirect controlling persons of BRH II Sub, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I, BPY Holdings II, Brookfield Properties Investor, BFPH and New LLC 1 may be deemed to share with BRH II Sub beneficial ownership of such shares of Common Stock.

As of the close of business on March 26, 2018, Brookfield Retail Holdings V Fund B LP (“BRH V-B”), a Delaware limited partnership, directly held 439,768 shares of Common Stock, representing approximately 0.05% of the shares of Common Stock, and Brookfield Retail Holdings V Fund D, LP (“BRH V-D”), a Delaware limited partnership, directly held 2,972,274 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock. As indirect controlling persons of BRH V-B and BRH V-D, each of Partners Limited, Brookfield, BHC, BUSHI, BPG, BUSC, BUSC Finance and BAMPIC US may be deemed to share with BRH V-B and BRH V-D beneficial ownership of such shares of Common Stock.

As the sole managing member of each of BRH VII, BRH Warrants and BRH II Sub, BAMPIC US may be deemed to beneficially own the 79,094,965 shares of Common Stock directly held by BRH VII, representing approximately 8.3% of the shares of Common Stock, the 24,063,298 shares of Common Stock directly held by BRH Warrants, representing approximately 2.5% of the shares of Common Stock, and the 351,958 shares of Common Stock directly held by BRH II Sub, representing approximately 0.04% of the shares of Common Stock. As direct or indirect controlling persons of BAMPIC US, each of Partners Limited, Brookfield, BHC, BUSHI, BPG, BUSC and BUSC Finance may be deemed to share with BAMPIC US beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons, may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder. Accordingly, the Reporting Persons in the aggregate may be deemed to beneficially own 327,053,880 shares of Common Stock, constituting beneficial ownership of 34.2% of the shares of Common Stock. Each of the Reporting Persons directly holding shares of Common Stock expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Reporting Persons.

(c) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, have effected any transaction in Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to incorporate by reference Item 4 of this Amendment No. 20.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 99.1	Agreement and Plan of Merger, dated as of March 26, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc.

Exhibit 99.2	Voting and Support Agreement, dated as of March 26, 2018, by and among GGP Inc. and the stockholders listed on Schedule A thereto

Exhibit 99.3	Class B Stock Exchange Agreement, dated as of March 26, 2018, by and among GGP Inc. and the parties listed on Exhibit A thereto

Exhibit 99.4	Letter Agreement, dated as of March 26, 2018, by and between Brookfield Asset Management Inc. and GGP Inc.

Exhibit 99.5	Letter Agreement, dated as of March 26, 2018, by and among Brookfield Asset Management Inc., Brookfield Property Partners L.P. and GGP Inc.

Exhibit 99.6	Commitment Letter, dated March 26, 2018, by and among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Deutsche Bank AG Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, RBC Capital Markets, LLC and Brookfield Retail Holdings VII Sub 3 LLC

Exhibit 99.7	Press Release, dated March 26, 2018

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2018	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

Dated: March 27, 2018	PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

Dated: March 27, 2018	BPG HOLDINGS GROUP INC.

	By:	/s/ Sujoy Gupta
Name: Sujoy Gupta
Title: Vice President

Dated: March 27, 2018	BPG HOLDINGS GROUP (US) HOLDINGS INC.

	By:	/s/ Sujoy Gupta
Name: Sujoy Gupta
Title: Vice President

Dated: March 27, 2018	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: March 27, 2018	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

Dated: March 27, 2018	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: March 27, 2018	BROOKFIELD PROPERTY PARTNERS L.P. By: Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: March 27, 2018	BROOKFIELD PROPERTY L.P. By: Brookfield Property Partners L.P., its managing general partner By: Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: March 27, 2018	BROOKFIELD BPY HOLDINGS INC.

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Assistant Secretary

Dated: March 27, 2018	BROOKFIELD BPY RETAIL HOLDINGS I LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD BPY RETAIL HOLDINGS II LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD RETAIL HOLDINGS VII LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its manager

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: March 27, 2018	BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: March 27, 2018	BROOKFIELD BPY RETAIL HOLDINGS III LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD RETAIL HOLDINGS II SUB III LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: March 27, 2018	BW PURCHASER, LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD US HOLDINGS INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

Dated: March 27, 2018	BROOKFIELD US CORPORATION

	By:	/s/ Josh Zinn
Name: Josh Zinn
Title: Vice President

Dated: March 27, 2018	BUSC FINANCE LLC

	By:	/s/ Josh Zinn
Name: Josh Zinn
Title: Vice President

Dated: March 27, 2018	BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: Vice President, Taxation

Dated: March 27, 2018	1706065 ALBERTA ULC

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: Vice President, Taxation

Dated: March 27, 2018	BROOKFIELD HOLDING LIMITED LIABILITY COMPANY

	By:	/s/ Dr. László Csontos
Name: Dr. László Csontos
Title: Managing Director

	By:	/s/ Eamonn John O’Dea
Name: Eamonn John O’Dea
Title: Managing Partner

Dated: March 27, 2018	BROOKFIELD PROPERTIES, INC.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BOP (US) LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD PROPERTIES SUBCO LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD PROPERTY GROUP LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: March 27, 2018	BPY CANADA SUBHOLDINGS 1 ULC

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: President

Dated: March 27, 2018	BROOKFIELD PROPERTY SPLIT CORP.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Secretary

Dated: March 27, 2018	BPY RETAIL V LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD PROPERTIES INVESTOR LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: March 27, 2018	BROOKFIELD BFP HOLDINGS LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Exhibit Index

Exhibit 99.1	Agreement and Plan of Merger, dated as of March 26, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc.

Exhibit 99.2	Voting and Support Agreement, dated as of March 26, 2018, by and among GGP Inc. and the stockholders listed on Schedule A thereto

Exhibit 99.3	Class B Stock Exchange Agreement, dated as of March 26, 2018, by and among GGP Inc. and the parties listed on Exhibit A thereto

Exhibit 99.4	Letter Agreement, dated as of March 26, 2018, by and between Brookfield Asset Management Inc. and GGP Inc.

Exhibit 99.5	Letter Agreement, dated as of March 26, 2018, by and among Brookfield Asset Management Inc., Brookfield Property Partners L.P. and GGP Inc.

Exhibit 99.6	Commitment Letter, dated March 26, 2018, by and among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Deutsche Bank AG Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, RBC Capital Markets, LLC and Brookfield Retail Holdings VII Sub 3 LLC.

Exhibit 99.7	Press Release, dated March 26, 2018